Exhibit 4.1

RURAL/METRO CORPORATION

and

COMPUTERSHARE TRUST COMPANY, N.A.,

As Rights Agent

Amendment No. 1

to

Rights Agreement

Dated as of August 24, 2005

AMENDMENT NO. 1

TO

RIGHTS AGREEMENT

AMENDMENT NO. 1 (the “Amendment”), dated as of September 15, 2008 (the “Amendment Effective Date”) to that certain Rights Agreement, dated as of August 24, 2005 (the “Agreement”), between Rural/Metro Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., as successor to Computershare Trust Company, Inc. (the “Rights Agent”). All capitalized terms used, but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Agreement.

RECITALS

WHEREAS, on August 19, 2005, the Board of Directors of the Company authorized and declared a dividend distribution of one Right for each share of Common Stock outstanding at the close of business on August 24, 2005, and further authorized the issuance of one Right (as such number may hereinafter be adjusted pursuant to the provisions of Section 11(p) of the Agreement) for each share of Common Stock of the Company issued between August 24, 2005 (whether originally issued or delivered from the Company’s treasury) and the Distribution Date, with each Right initially representing the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company; and

WHEREAS, the Agreement defines an Acquiring Person to be, inter alia, any Person who, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 15% or more of the shares of Common Stock; and

WHEREAS, the Company has a significant amount of net operating losses; and

WHEREAS, upon a change-in-ownership of the Company, Section 382 of the U.S. Internal Revenue Code (“Section 382”) limits the use of the Company’s net operating losses and certain other tax benefits; and

WHEREAS, a change-in-ownership under Section 382 generally occurs when there has been a cumulative change in the stock ownership of a corporation among beneficial owners of 5% or more of its capital stock of greater than 50% over a three-year period; and

WHEREAS, the Board of Directors of the Company has engaged in an ongoing analysis of the effect of Section 382 on the Company and its ability to fully utilize its net operating losses in the future; and

WHEREAS, on September 11, 2008, the Board of Directors of the Company determined that it was in the best interests of the Company to amend the Agreement to change the definition of Acquiring Person to reduce the triggering threshold from 15% to 5% in order to limit the risk that the Company may not be able to fully utilize its net operating losses;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Amendment to Definition of Acquiring Person. Section 1(a) of the Agreement is hereby amended to provide in its entirety as follows:

“(a) “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 5% or more of the shares of Common Stock then outstanding except the term “Acquiring Person” shall not include (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any person or entity organized, appointed or established by the

Company for or pursuant to the terms of any such plan or (ii) any Person who as of the Amendment Effective Date is the Beneficial Owner of 5% or more of the Common Stock then outstanding (such Persons shall be hereinafter referred to individually as “Grandfathered Stockholder” and the Beneficial Ownership percentage of each Grandfathered Stockholder as of the date hereof shall be referred to as such stockholder’s “Grandfathered Percentage”), unless and until such Person shall thereafter acquires Beneficial Ownership of an additional share of Common Stock (other than an acquisition of Common Shares as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated equally), at which time such Person shall be deemed to be an Acquiring Person; provided, however, that, if the Board of Directors of the Company determines in good faith that a Person that would otherwise qualify as an “Acquiring Person” has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” then such Person shall not be deemed to be or have been an “Acquiring Person” for any purposes of this Agreement; provided, further, that the Board of Directors of the Company may grant a waiver to any Person from the definition to increase such Person’s Beneficial Ownership up to a fixed percentage of the Company’s outstanding Common Stock, not to exceed 15%, without such Person becoming an Acquiring Person to the extent the Board of Directors of the Company determines in advance that such increase is consistent with the best interest of the Company and its stockholders.

Section 2. Amendment to Section 2. Section 2 of the Agreement is hereby amended as follows:

(a)	In the first sentence, delete the following language:

“and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Stock)”

(b)	At the end of the last sentence, insert the following language:

“, upon ten (10) days’ prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-Rights Agent.”

Section 3. Amendment to Distribution Date. Section 3(a) of the Agreement is hereby amended to provide in its entirety as follows:

“(a) Until the earlier of (1) the close of business on the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), or (ii) the close of business on the tenth business day (or such later date as the Board shall determine) after the date that a tender or exchange offer by any Person (other than the company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, if upon consummation thereof, such Person would be the Beneficial Owner of 5% or more of the shares of Common Stock then outstanding (unless a waiver is otherwise granted by the Board of Directors of the Company) (the earlier of (i) and (ii) being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company). As soon as practicable after the Distribution Date, the Rights Agent will send by first-class, insured, postage prepaid mail, to each record holder of the Common Stock as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more right certificates, in substantially the form of Exhibit B hereto (the “Rights Certificates”), evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(p) hereof, at the time of distribution of the Right Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

Section 4. Amendment to Section 5. Section 5(a) is hereby amended to delete the second sentence thereof in its entirety and replace it with the following:

“The Rights Certificates shall be countersigned by the Rights Agent, either manually or by facsimile signature, and shall not be valid for any purpose unless so countersigned.”

Section 5. Amendment to Adjustment of Purchase Price, Number and Kind of Shares or Number of Rights. Section 11(a)(ii)(B) of the Agreement is hereby amended to provide in its entirety as follows:

“ (B) any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan), alone or together with its Affiliates and Associates, shall, at any time after the Rights Dividend Declaration Date, become the Beneficial Owner of 5% or more of the shares of Common Stock then outstanding (unless such Person is a Grandfathered Stockholder or a waiver is otherwise granted by the Board of Directors), unless the event causing the 5% threshold to be crossed is a transaction set forth in Section 13(a) hereof, or is an acquisition of shares of Common Stock pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by the Board of Directors, after receiving advice from one or more investment banking firms, to be (a) at a price which is fair to stockholders (taking into account all factors which such members of the Board deem relevant including, without limitation, prices which could reasonably be achieved if the

Company or its assets were sold on an orderly basis designed to realize maximum value) and (b) otherwise in the best interests of the Company and its stockholders, or”

Section 6. Amendment to Section 18. Section 18 of the Agreement is hereby amended to delete the term “negligence” and replace it with “gross negligence.”

Section 7. Amendment to Section 20. Section 20(c) of the Agreement is hereby amended to delete the term “negligence” and replace it with “gross negligence.”

Section 8. Amendment to Section 21. Section 21 of the Agreement is hereby amended as follows:

(a)	In the existing fifth sentence, delete the term “a principal” and replace it with “an”.

(b)	In the existing fifth sentence, after the term “surplus” and before the term “of” insert “, including its Affiliates,”.

(c)	Insert the following new sentence after the existing first sentence:

“In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice.”

Section 9. Amendment to Section 25. Section 25 is hereby amended by deleting the current Rights Agent notice address in its entirety and replacing it with the following:

“Computershare Trust Company, N.A.

350 Indiana Street, Suite 800

Golden, CO 80401

Attention: Client Services”

Section 10. Amendment to Agreement. The Agreement is hereby amended by inserting the following new Section 33:

“Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

Section 11. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 12. Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 13. No Other Changes. Except as specifically provided for in this Amendment, the Agreement and each and every provision thereof shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

RURAL/METRO CORPORATION

By
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A.

By
Name:
Title: